Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

June 4, 2021

Via EDGAR Submission and Overnight Delivery

AGR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebekah Lindsey
Kathleen Collins
Alexandra Barone
Jan Woo

Re:	Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC)
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted May 20, 2021
CIK No. 0001842718

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC), a Delaware limited liability company (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 2, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised Registration Statement (the “Prospectus”) that addresses the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

June 4, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 80

1.    You state that the decline in net revenue retention rate (NRR) from 132% in the first quarter of fiscal 2020 to 110% in the first quarter of fiscal 2021 was primarily due to reduced spend caused by the COVID-19 pandemic. If the decline was due to the pandemic, please explain why you did not experience a similar significant decline in fiscal 2019 compared to fiscal 2020. Also, explain why NRR for the first quarter of fiscal 2020 was significantly higher than the NRR for fiscal 2019 and how it compares to the NRR for the first quarter of fiscal 2019. In your response tell us whether any other quarters during the last two fiscal years experienced similar spikes in NRR.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 81 of the Registration Statement:

Our net revenue retention of advertising customers declined from 112% for the year ended December 31, 2019 to 108% for the year ended December 31, 2020, and declined from 132% for the three months ended March 31, 2020 to 110% for the three months ended March 31, 2021. The decline in the net revenue retention of advertising customers for the year ended December 31, 2019 compared to the year ended December 31, 2020 was primarily due to the reduced spend caused by the COVID-19 pandemic. Since the COVID-19 pandemic effects began late in the first quarter of 2020, the results for the first quarter of 2020 remained largely unaffected and revenue increased by 20% for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The economic impact of the COVID-19 pandemic began in the second quarter of 2020 and impacted the remainder of the year ended December 31, 2020. As a result, the net revenue retention for the three months ended March 31, 2020, was significantly higher than the net revenue retention for the year ended December 31, 2020.

The Company also notes that there were no other spikes in the net revenue retention for any of the quarters in 2019 and 2020.

Securities and Exchange Commission

June 4, 2021

Management, page 115

2.     We note you identified a director nominee in your Management section on page 115. Please file the consent of the director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

Response

In response to the Staff’s comment, the Company has filed the consent of the director nominee as Exhibit 99.1 in accordance with Rule 438 of Regulation C under the Securities Act.

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Securities and Exchange Commission

June 4, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Michael Keeley at (312) 862-2144.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Joseph Pergola
Integral Ad Science Holding LLC